Mail Stop 6010

May 10, 2007

Gelu Voicu, President and Chief Executive Officer
Catalyst Semiconductor, Inc.
2975 Stender Way
Santa Clara, California 95054

Via U S Mail and FAX [(408) 542-1200]

> **Re:** **Catalyst Semiconductor, Inc.**
> **Form 10-K for the fiscal year ended April 30. 2006**
> **Forms 10-Q for fiscal 2007**
> **File No. 0-21488**

Dear Mr. Voicu:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant